Exhibit 99.1

FENNEC PROVIDES BUSINESS UPDATE AND ANNOUNCES FISCAL YEAR ENDED DECEMBER 31, 2017 FINANCIAL RESULTS

•	Phase 3 SIOPEL 6 study met primary endpoint (p=0.0033)
•	NASDAQ listing in September 2017
•	Two equity financings completed
•	Strong financial position at year end with $28.3 million in cash and no debt

Research Triangle Park, NC, March 26, 2018 – Fennec Pharmaceuticals Inc. (NASDAQ:FENC; TSX: FRX), a specialty pharmaceutical company focused on the development of PEDMARKTM (a unique formulation of sodium thiosulfate (STS)) for the prevention of platinum-induced ototoxicity in pediatric patients, today reported its business update and financial results for the year ended December 31, 2017.

"After a decade of working together with leading pediatric oncology centers of excellence worldwide, last year proved to be significant for Fennec and for the advancement of PEDMARKTM, potentially the first treatment available to prevent hearing loss in children treated with cisplatin," said Rosty Raykov, President and Chief Executive Officer of Fennec. "The highly statistically significant results reported by SIOPEL 6 confirming the previously reported data from the proof of concept COG ACCL0431 study will form the basis of the marketing applications of PEDMARKTM in the U.S. and EU. To that effect, we are pleased with the recent Fast Track designation of PEDMARKTM by the FDA. Having successfully completed the Nasdaq listing and the $29 million raised in equity financings during 2017, we are well positioned to fully fund our key strategic activities in 2018 and beyond, and we look forward to sharing our progress throughout the year."

SIOPEL 6 top line results presented at SIOP 2017 in Washington, DC.

The SIOPEL 6 study met its primary endpoint.  The study demonstrated that the addition of STS significantly reduces the incidence of cisplatin-induced hearing loss without any evidence of tumor protection. Among the 99 evaluable patients, hearing loss occurred in 30/45=67% treated with Cisplatin (Cis) alone and in 20/54=37.0% treated with Cis+STS, corresponding to a relative risk of 0.56 (P=0.0033).

The Company also reported top-line data for secondary endpoints Event Free Survival (EFS) and Overall Survival (OS). With a follow up of 52 months, 3yr EFS is Cis 78.8% and Cis+STS 82.1%; 3yr OS is Cis 92.3% and Cis+STS 98.2%.

Safety and Tolerability

In the study, the results showed that treatment was generally well tolerated with expected adverse events similar between arms as shown in the table below:

Adverse event	Grade	CIS		CIS+STS
		N	%	N	%
Febrile neutropenia	3	7	13.5	5	8.8
	4	-	-	-	-
Infection	3	5	9.6	6	10.5
	4	-	-	-	-
Hypomagnesemia	3	1	1.9	1	1.8
	4	-	-	-	-
Hypernatremia	3	-	-	1	1.8
	4	-	-	-	-
Vomiting	3	1	1.9	3	5.3
	4	-	-	-	-
Nausea	3	3	5.8	2	3.5
	4	-	-	-	-

Financial Results for the Fourth Quarter and Full Year 2017

•	Cash Position - Cash and cash equivalents were $28.3 million as of December 31, 2017 primarily as a result of the $7.6 and $21.2 million (gross proceeds) equity financings completed in June and December 2017, respectively.
•	R&D Expenses - Research and development (R&D) expenses were $0.9 million and $1.9 million for the three and twelve months ended December 31, 2017, respectively, compared to $0.2 million and $0.5 million for the three and twelve months ended December 31, 2016, respectively The increase in R&D expenses for both the three and twelve months ended December 31, 2017, is primarily due to the manufacturing and CMC expenses for the potential commercialization of PEDMARKTM.
•	G&A Expenses - General and administrative (G&A) expenses were $1.6 million and $5.0 million for the three and twelve months ended December 31, 2017, respectively, as compared to $1.0 million and $2.4 million for the three and twelve months ended December 31, 2016, respectively. The increase in G&A expenses for the three and twelve months ended December 31, 2017 relates primarily to non-cash compensation expenses related to equity incentive expense recognized during 2017.
•	Net Loss - Net loss was $2.3 million and $7.0 million for the three and twelve months ended December 31, 2017, respectively, compared to a net loss of $1.1 million and $2.8 million for the three and twelve months ended December 31, 2016, respectively.
•	Financial Guidance - The Company believes its cash and cash equivalents on hand as of December 31, 2017 will be sufficient to fund the Company's planned commercial launch of PEDMARKTM in the second half of 2019.

The selected financial data presented below is derived from our audited condensed consolidated financial statements which were prepared in accordance with U.S. generally accepted accounting principles. The complete audited consolidated financial statements for the period ended December 31, 2017 and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com. All values are presented in thousands unless otherwise noted.

Audited Condensed Consolidated

Statement of Operations:

(U.S. Dollars in thousands except per share amounts)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2017	2016	2017	2016

Revenue	$-	$-	$-	$-

Operating expenses:
Research and development	886	174	1,936	472
General and administrative	1,629	972	5,015	2,399

Loss from operations	(2,515)	(1,146)	(6,951)	(2,871)

Other (expense)/income
Unrealized gain/(loss) on derivatives	206	1	(134)	48
Sale of Eniluracil	-	-	-	40
Other loss	(4)	-	(8)	(14)
Net interest income	23	2	47	8
Total other (expense)/income, net	225	3	(95)	82

Net income/(loss)	$(2,290)	$(1,143)	$(7,046)	$(2,789)

Basic net income/(loss) per common share	$(0.15)	$(0.08)	$(0.47)	$(0.22)

Diluted net income/(loss) per common share	$(0.15)	$(0.08)	$(0.47)	$(0.22)

Fennec Pharmaceuticals Inc.

Balance Sheets

(U.S. Dollars in thousands)

	December 31, 2017	December 31, 2016
Assets
Cash and cash equivalents	$28,260	$3,926
Other current assets	141	46
Total Assets	$28,401	$3,972

Liabilities and stockholders’ equity
Current liabilities	$1,477	$369
Derivative liabilities	167	33
Total stockholders’ equity	26,757	3,570
Total liabilities and stockholders’ equity	$28,401	$3,972

	Fiscal Year Ended
Working Capital	December 31, 2017	December 31, 2016
Selected Asset and Liability Data:
(U.S. Dollars in thousands)
Cash and cash equivalents	$28,260	$3,926
Other current assets	141	46
Current liabilities excluding derivative liability	(1,477)	(369)
Working capital	$26,924	$3,603

Selected Equity:
Common stock & APIC	$146,882	$116,649
Accumulated deficit	(121,368)	(111,322)
Stockholders’ equity	26,757	3,570

Forward looking statements

Except for historical information described in this press release, all other statements are forward-looking. Forward-looking statements are subject to certain risks and uncertainties inherent in the Company’s business that could cause actual results to vary, including such risks that regulatory and guideline developments may change, scientific data may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company’s products will not be as large as expected, the Company’s products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, the Company may not meet its future capital requirements in different countries and municipalities, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2017. Fennec Pharmaceuticals, Inc. disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

About PEDMARK™ (Sodium Thiosulfate (STS))

Cisplatin and other platinum compounds are essential chemotherapeutic components for many pediatric malignancies.  Unfortunately, platinum-based therapies cause ototoxicity in many patients, and are particularly harmful to the survivors of pediatric cancer.

In the U.S. and Europe there is estimated that over 10,000 children may receive platinum based chemotherapy.  The incidence of hearing loss in these children depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids. There is currently no established preventive agent for this hearing loss and only expensive, technically difficult and sub-optimal cochlear (inner ear) implants have been shown to provide some benefit. Infants and young children at critical stages of development lack speech language development and literacy, and older children and adolescents lack social-emotional development and educational achievement.

STS has been studied by cooperative groups in two Phase 3 clinical studies of survival and reduction of ototoxicity, The Clinical Oncology Group Protocol ACCL0431 and SIOPEL 6. Both studies are completed. The COG ACCL0431 protocol enrolled one of five childhood cancers typically treated with intensive cisplatin therapy for localized and disseminated disease, including newly diagnosed hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, and medulloblastoma.  SIOPEL 6 enrolled only hepatoblastoma patients with localized tumors.

About Fennec Pharmaceuticals

Fennec Pharmaceuticals, Inc., is a specialty pharmaceutical company focused on the development of Sodium Thiosulfate (STS) for the prevention of platinum-induced ototoxicity in pediatric patients. STS has received Orphan Drug Designation in the US in this setting. For more information, please visit www.fennecpharma.com.

For further information, please contact:

Rosty Raykov

Chief Executive Officer

Fennec Pharmaceuticals Inc.

T: (919) 636-5144